United States securities and exchange commission logo





                     January 25, 2024

       Gregory Falk
       Chief Financial Officer
       JLL Income Property Trust, Inc.
       333 West Wacker Drive
       Chicago, IL 60606

                                                        Re: JLL Income Property
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-51948

       Dear Gregory Falk:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction